Exhibit 8.1

List of Principal Subsidiaries and Variable Interest Entity of the Registrant

Subsidiaries	Place of Incorporation
Jowell Technology Limited	Hong Kong
Shanghai Jowell Technology Co., Ltd.	PRC
Shanghai Lianfu Information Technology Co., Ltd.	PRC
Baotou Juhaoyuan Trading Co., Ltd.(1)	PRC

Consolidated Variable Interest Entity	Place of Incorporation
Shanghai Juhao Information Technology Co., Ltd..(2)(3)	PRC
Juhao Yuan Brand Management (Hangzhou) Co., Ltd. (4)	PRC

(1)	a 55% owned subsidiary of Shanghai Jowell Technology Co., Ltd.

(2)	including 5 wholly owned Juhao Best Choice Stores in Nantong and Changshu cities.

(3)	including 15 wholly owned subsidiaries engaging online promotion of our products and services in Shanghai and Guangzhou cities.

(4)	a 55% owned subsidiary of Shanghai Juhao Information Technology Co., Ltd. and was sold to a third party in August 2024.